QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 reg.tiessen@leitch.com
PRESS RELEASE	www.leitch.com
November 11, 2003	FOR IMMEDIATE RELEASE

LEITCH PROVIDES FINANCIAL UPDATE

         TORONTO — Leitch Technology Corporation (TSX:LTV) today announced that second quarter revenue is expected to be approximately $36.4 million, down slightly from first quarter revenue of $37.5 million. Revenue decreased due to reductions in incoming orders, particularly from the U.S. market. Incoming order flow for the server line of business was also down for the quarter.

        Stan Kabala, Interim President and CEO commented, "While we are disappointed with the incoming order flow and shipments for the quarter, we believe that a significant portion of that was due to the large number of new products we have recently released. The product introduction process is complex, involving the training for and acceptance of the new products on a global basis by customers, dealers and integrators. We underestimated the effects of these delays and do not expect them to recur."

        At the IBC show this quarter, the Company introduced its new Nexio line of servers. While the product has been well received, it has resulted in a delay in placement of some orders as customers have employed a more extensive review of the product prior to making their buying decision. The Company anticipated some of the review delays associated with the new Nexio line of servers, but clearly not to the extent that has materialized.

        "We are seeing positive early acceptance of our new products including continuing increases in NEO orders, and good momentum on 6800+ and Panacea," said Mr. Kabala. "We continue to increase the percentage of sales from our new product initiatives. In addition, revenue from our Video Processing and Distribution and Post businesses both grew in the quarter."

        The Company confirmed that its expense initiatives are on track and total expenses for the quarter will come in at approximately $22.3 million, down from approximately $25.9 million in the second quarter of fiscal 2003 and up slightly from $21.7 million in the first quarter. Costs of approximately $1 million associated with attending the IBC show offset other cost reductions this quarter.

        "We have completed the expense reduction process commenced in the first quarter of the year," said Reg Tiessen, CFO. "We are now developing plans for other areas of efficiency within the Company."

        The Company has no debt on its balance sheet and its cash balances were approximately $30 million at the end of the quarter. The Company recently completed putting in place a $20 million committed debt facility.

        The Company will release its first quarter earnings on November 26, 2003 at which time more information will be provided.

        Management will host a webcast discussing this press release at 8:30 a.m. (E.S.T.) on Tuesday, November 11, 2003. To access the webcast, please enter www.leitch.com/financialupdatewebcast. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

        For those unable to listen to the webcast at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/webcastarchive and follow the same procedure outlined in the previous paragraph.

About Leitch

Leitch Technology is a 32-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

QuickLinks

LEITCH PROVIDES FINANCIAL UPDATE